GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

May 9, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
correspondence submitted March 25, 2011 regarding
Amendment No. 2 to Form 8-K
Filed April 13, 2011 Definitive Proxy Statement on Schedule 14A Filed April 27, 2011
File No. 333-152286

Dear Mr. Reynolds:

We are responding to your comments contained in the Staff letter, dated May 3, 2011, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 2 to the Current Report on Form 8-K filed on April 13, 2011, and the Definitive Proxy Statement on Schedule 14A filed on April 27, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No. 2 to Form 8-K

Item 9.01 Financial Statements and Exhibits

1.	Please refer to comment 10 in our letter dated December 23, 2010, and your response to that comment in your letter dated January 13, 2011. Please file a complete copy of each Trust Agreement.

Response:

We will file each of the Trust Agreements referenced in the Company’s response letter dated January 13, 2011 as exhibits to an amendment to the Current Report on Form 8-K (Amendment 3), as follows:

(i)	Trust Agreements effective May 25, 2006 and April 15, 2010, between Yunlu Yin and Qinghui Zeng and Qingdong Zeng, respectively;
(ii)	Trust Agreements effective May 31, 2008 and March 20, 2010 between Yunlu Yin and Yanliang Song and Shouqiang Han, respectively;
(iii)	Trust Agreements effective September 5, 2009 and April 10, 2010 between Yunlu Yin and Shunli Wang and Shulan Li, and Hong Zhang, respectively.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 16

2.
With respect to the stock awards in 2010, please tell us why you have not provided the footnote required by Instruction 1 to Item 402(n)(2)(v) of Regulation S-K or discussed the material terms of the stock awards in the narrative required by Item 402(o).

Response:

We will amend the Definitive Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and we propose disclosure as a footnote to the Summary Compensation Table relating to Stock Awards as follows (as indicated below in underlined text):

(2)  The value of stock awards in the Summary Compensation Table under the column entitled “Stock Awards” equals the fair value at date of grant. The value is calculated in accordance with FASB ASC 718. The assumption used in determining the grant date fair values of these stock awards for 2010 is set forth in note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on April 13, 2011.

With respect to the information required by Regulation S-K Item 402(o), we propose to add the following disclosure as part of the above-referenced footnote (2) (as indicated below in underlined text).

The stock awards granted to Messrs. Fu and Li as described in the Summary Compensation Table were issued as part of a series of transactions, as further described in “Certain Relationships and Related Transactions” contained in this proxy statement.  On June 29, 2010, as thereafter amended on March 29, 2011, the then sole shareholder of Global Pharma BVI entered into an Earn-In Agreement with the former shareholders and key management of its subsidiaries. Subsequently, the Company entered into and consummated a Share Exchange Agreement with Global Pharm BVI.  Pursuant to the Earn-In Agreement, the shareholders and key management were given the right to purchase 20,894,000 shares of the Company at four different occurrence dates, contingent on various targets for total consideration of $300,000. Targets included binding three-year employment contracts with various members of management within six months of the agreement and target after-tax net income (excluding non-cash expenses) of $3.6 million, $3.8 million and $15.2 million for the three months ended June 30, 2010 and September 30, 2010, and for the 12 months ended December 31, 2010, respectively.  As of March 29, 2011, all of the four earn-in targets were achieved and the key management and former shareholders of Global Pharm BVI and its subsidiaries hold an aggregate of 20,894,000 shares, or 80.36%, of the Company’s shares of stock.

The only named executive officers who received stock awards pursuant to the Earn-In Agreement were An Fu and Dan Li, both of whom have been included in the Summary Compensation Table.

3.	Note 13 of the 2010 financial statements reports approximately $6 million of stock compensation. Please explain to us why this compensation is not included on the summary compensation table.

Response:

Note 13 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Annual Report on Form 10-K”) reports $6 million of stock compensation, which is related to the stock awards granted pursuant to the Earn-In Agreements.  As described in our response to Comment Item 2, the only named executive officers who received stock awards pursuant to the Earn-In Agreement (as reported in Note 13 of the 2010 Annual Report on Form 10-K) were An Fu and Dan Li, both of whom have been included in the Summary Compensation Table.

Additional Information Regarding Executive Compensation, page 16

4.	We note that both An Fu and Dan Li received stock awards in 2010. Please tell us your basis for not including an Outstanding Equity Awards at Fiscal Year-End Table.

Response:

The Outstanding Equity Awards at Fiscal Year-End Table was inadvertently omitted, for which we apologize.  We will include the table in the Amended Proxy Statement to be filed with the Securities and Exchange Commission.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Yunlu Yin Yunlu Yin Chief Executive Office